FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 March 15, 2004

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X     Form 40-F
                                    ---             ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes             No  X
                              ---             ---

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-


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This report on Form 6-K shall be incorporated by reference into the Registration
Statements on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376,
333-108441-01, 333-109309 and 333-110904), as amended, and the Registration
Statement on Form F-4 (Registration Statement No. 333-108462), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed by Bunge Limited under the
Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.


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                                  EXHIBIT INDEX

Exhibit 1 Press release, dated March 12, 2004, declaring a regular quarterly cash dividend.

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                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             BUNGE LIMITED





Date: March 15, 2004                         By: /s/ William M. Wells
                                                 -------------------------------
                                                 William M. Wells
                                                 Chief Financial Officer



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                                                                       Exhibit 1

                                            Contact:  Susie Ter-Jung
                                                      Bunge Limited
                                                      1-914-684-3398
                                                      Susie.ter-jung@bunge.com




                Bunge Limited Declares Regular Quarterly Dividend


WHITE PLAINS, NY -- March 12, 2004 -- Bunge Limited (NYSE: BG), an integrated, global agribusiness and food company, announced that its Board of Directors declared a regular quarterly cash dividend of $0.11 per share. The dividend is payable on Tuesday, June 1, 2004, to shareholders of record on Monday, May 17, 2004. The Company had 99,908,318 common shares outstanding on December 31, 2003.


About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities. Founded in 1818 and headquartered in White Plains, New York, Bunge has 23,000 employees and locations in 30 countries.
Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.